FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

 16 August 2021 15:00 BST

Transactions by Persons Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announces that on 13 August 2021 the Company's Chief Financial Officer, Dr Aradhana Sarin, was granted an award over 19,414 Ordinary Shares of $0.25 each in the Company (Ordinary Shares) under the AstraZeneca Performance Share Plan (the AZPSP Award). The AZPSP Award has been granted on the same basis (including as to performance measures) as for other employees who participate in the 2021 AZPSP grant save that it has been pro-rated to reflect she took up the role part way through the year. The performance measures will be assessed over a three-year performance period (1 January 2021 to 31 December 2023). The Ordinary Shares granted under the AZPSP are subject to a two-year holding period following the performance period, and are due to vest on the fifth anniversary of grant.

Details of the performance measures attached to the AZPSP award can be found in the Directors' Remuneration Report within the AstraZeneca Annual Report and Form 20-F Information 2020, which is available on the Company's website at www.astrazeneca.com/annualreport2020.

Also on 13 August 2021 Dr Sarin, was granted a one-off restricted share award over 12,276  Ordinary Shares (the Restricted Share Award). The Restricted Share Award has been granted in reliance on LR 9.4.2 in connection with Dr Sarin's recruitment in order to compensate her for the contractual severance rights that she forfeited on taking up the role of Chief Financial Officer. The award will normally only vest if Dr Sarin remains employed with the Company through to 1 February 2023. Further detail, as required by LR 9.4.2, will be set out in the Company's next Annual Report and Accounts.

Further details are set out in the attached notification, made in accordance with the requirements of the EU Market Abuse Regulation (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

1.	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	Aradhana Sarin
2.	Reason for the notification
(a)	Position/status	Chief Financial Officer
(b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	AstraZeneca PLC
(b)	LEI	PY6ZZQWO2IZFZC3IOL08
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument	Ordinary Shares of US$0.25 each in AstraZeneca PLC
(b)	Identification code	GB0009895292
(c)	Nature of the transaction	Grants of compensatory restricted share award and ordinary course award under the AstraZeneca Performance Share Plan
(d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£82.09	31,690
(e)	Aggregated information - Aggregated volume - Price	Not applicable
(f)	Date of the transaction	13 August 2021
(g)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 16 August 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary